Filed Pursuant to Rule 433

under the Securities Act of 1933

Registration Statement No. 333-168429

Issuer Free Writing Prospectus,

dated December 10, 2012

EQUIFAX INC.

Final Term Sheet

Issuer:	Equifax Inc.

Security:	3.30% Senior Notes due 2022

Expected Ratings(Moody’s/S&P)*:	Baa1/BBB+

Principal Amount:	$500,000,000

Trade Date:	December 10, 2012

Settlement Date (T+5)**:	December 17, 2012

Maturity:	December 15, 2022

Coupon (Interest Rate):	3.30%

Interest Payment Dates:	June 15 and December 15 of each year, beginning on June 15, 2013

Price to Public:	99.848%

Net Proceeds (before expenses):	$495,990,000

Yield to Maturity:	3.318%

Benchmark Treasury:	UST 1.625% due November 15, 2022

Spread to Benchmark Treasury:	T + 170 bps

Benchmark Treasury Price/Yield:	100-02 / 1.618%

Make Whole Call:

Prior to September 15, 2022, the Securities will be redeemable at the Issuer’s option at any time or from time to time at a redemption price equal to (A) the greater of (i) 100% of the principal amount of such Securities and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the redemption date) on such Securities discounted to the redemption date on a semi-annual basis at the Treasury rate plus 30 bps, plus (B) accrued and unpaid interest to, but excluding, the redemption date.

Beginning September 15, 2022, the Securities will be redeemable, in whole or in part from time to time, at the Issuer’s option at 100% of the principal amount of the Securities being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Mandatory Redemption:	In the event that the Issuer does not consummate the acquisition of certain assets of CSC Credit Services, Inc. on or prior to June 30, 2013 or the purchase agreement for such acquisition is terminated at any time on or prior to such date, the Issuer will redeem all of the Securities on a special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the Securities, plus accrued and unpaid interest to, but excluding, the special mandatory redemption date.

Change of Control Put:	At 101% upon occurrence of Change of Control Triggering Event

CUSIP/ISIN Numbers:	294429 AJ4 US294429AJ43

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	Mizuho Securities USA Inc. PNC Capital Markets LLC RBS Securities Inc. CIBC World Markets Corp.

Junior Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC Loop Capital Markets LLC U.S. Bancorp Investments, Inc. BNY Mellon Capital Markets, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**It is expected that delivery of the notes will be made against payment therefor on or about December 17, 2012, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing and the next succeeding business day should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, J.P. Morgan Securities LLC or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533 or Wells Fargo Securities, LLC toll free at 1-800-326-5897.